Filed Pursuant to Rule 433
Registration Statement No. 333-158199-10
March 22, 2012

Media Release
Credit Suisse Plans to Reopen Issuance of VelocityShares Daily 2x Long VIX Short-Term ETN (Ticker Symbol: “TVIX”) on a Limited Basis
New York, March 22, 2012 Credit Suisse announced today that it plans to reopen issuance of the VelocityShares Daily 2x VIX Short-Term ETNs (Ticker Symbol: “TVIX”) on a limited basis. The ETNs were temporarily suspended from further issuance by Credit Suisse on February 21, 2012 due to internal limits on the size of the ETNs. At present, the ETNs are trading at a premium to their indicative value.

Beginning March 23, 2012, Credit Suisse may from time to time issue the ETNs into inventory of its affiliates to make the ETNs available for lending at or about rates that prevailed prior to the temporary suspension of issuances of the ETNs. Also, beginning as soon as March 28, 2012, Credit Suisse may issue additional ETNs from time to time to be sold solely to authorized market makers. Credit Suisse may condition its acceptance of a market maker’s offer to purchase the ETNs on its agreeing to sell to Credit Suisse specified hedging instruments consistent with Credit Suisse’s hedging strategy, including but not limited to swaps. Any such hedging instruments will be executed on the basis of the indicative value of the ETNs at that time, will not reflect any premium or discount in the trading price of the ETNs over their indicative value and will be on terms acceptable to Credit Suisse, including the counterparty meeting Credit Suisse’s creditworthiness requirements, margin requirements, minimum size and duration requirements and such other terms as Credit Suisse deems appropriate in its sole discretion. This action does not affect the Early Redemption rights of noteholders as described in the pricing supplement. The other ETNs issued by Credit Suisse are not affected by this action.

As disclosed in the pricing supplement relating to the ETNs under the heading “Risk Factors—The Market Price of Your ETNs May Be Influenced By Many Unpredictable Factors,” the market value of the ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the reopening of the ETNs on a limited basis, as described above, may influence the market value of the ETNs. Credit Suisse cannot predict with certainty what impact, if any, the reopening described above will have on the public trading price of the ETNs. It is possible that the resumption of new issuances of the ETNs, even on a limited basis, could reduce or remove any premium in the trading price of the ETNs over their indicative value. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when the premium is no longer present in the market place or the ETNs are accelerated (including at our option), in which case investors will receive a cash payment in an amount equal to the closing indicative value on the accelerated valuation date.

The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov.

Media Contacts
Jack Grone, Tel: 212 325 2590, jack.grone@credit-suisse.com
Katherine Herring, Tel: 212 325 7545, katherine.herring@credit-suisse.com
Investor Inquiries
Credit Suisse ETN Desk, Tel: 212 538 7333.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

“VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. S&P does not sponsor, promote, or sell any product based on the Index and neither S&P nor CBOE make any representation herein regarding the advisability of investing in any product based on the Index.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2012, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.